

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402



03059594

No Act
P.E. 6-19-03

August 11, 2003

Theresa Linder
Secretary
Consumers Bancorp, Inc.
614 E. Lincoln Way
P.O. Box 256
Minerva, OH 44657-2095

Act: 1934
Section:
Rule: 14A-8
Public Availability: 8/11/2003

Re: Consumers Bancorp, Inc.
Incoming letter dated June 19, 2003

Dear Ms. Linder:

This is in response to your letter dated June 19, 2003 concerning the shareholder proposal submitted to Consumers Bancorp by John D. Morris. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

PROCESSED
AUG 20 2003
THOMSON
FINANCIAL

Enclosures

cc: John D. Morris
Attorney at Law
P.O. Box 2566
Alliance, OH 44601

1006830

June 19, 2003

BY HAND DELIVERY

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Consumers Bancorp, Inc.
1934 Act/Rule 14(a)-8
Shareholder Proposal from John D. Morris (the "Proponent")

Ladies and Gentlemen:

This letter is being submitted on behalf of Consumers Bancorp, Inc. (the "Company"), pursuant to Rule 14a-8(j) promulgated by the Securities and Exchange Commission (the "Commission") under the Securities Exchange Act of 1934, as amended.

By letter dated March 25, 2003, the Proponent submitted a proposed shareholder resolution and supporting statement (collectively, the "Proposal"), attached as Exhibit A, for inclusion in the Company's proxy materials to be distributed in connection with its annual meeting of shareholders to be held on October 15, 2003 (the "Annual Meeting").

As discussed below, the Company believes it may properly omit the Proposal from its Annual Meeting proxy materials under Rule 14a-8(i)(10), because the proposal has already been substantially implemented. By copy of this letter, the Company is notifying the Proponent of its intention to omit the Proposal from the Company's Annual Meeting proxy materials.

The Proposal, as submitted to the Company on March 25, 2003, requests that directors of the Company or Consumers National Bank or other subsidiaries who are employees of the Company not be compensated for service on the board or its committees. The supporting statement states that four directors of the Company are also officers of the Company. However, two of the individuals cited by the Proponent, Victor Hanna and Walter Young, resigned from their positions as employees on November 13, 2002.

On May 14, 2003, the Boards of Directors of the Company and Consumers National Bank met and passed the resolutions attached as Exhibit B, which eliminated all compensation for director services to any and all directors who are employees of Consumers National Bank, effective as of June 1, 2003. The Company does not have any employees. The attached resolutions were properly approved by each respective Board of Directors and remain in full force and effect.

Rule 14a-8(i)(10) permits the omission of a shareholder proposal if "the company has already substantially implemented the proposal." The resolutions adopted by the Boards of Directors of Consumers Bancorp, Inc. and Consumers National Bank on May 14, 2003 substantially implement the Proposal of the Proponent. For this reason, the Company believes it is appropriate to omit the Proposal from the Proxy Materials under Rule 14a-8(i)(10).

The Company hereby requests confirmation that the Division will not recommend enforcement action to the Commission if the Company omits the Proposal from its Annual Meeting proxy materials.

Enclosed please find six additional copies of this letter and seven copies of the Proposal and its cover letter. Please date stamp one copy of each of these documents to indicate receipt and return to the messenger.

Thank you for your consideration of this matter.

Respectfully submitted,
Consumers Bancorp, Inc.



By: Theresa Linder
Secretary

Cleveland/521907.1
6/12/03

EXHIBIT A

Attorney at Law
P.O. Box 2566
ALLIANCE, OHIO 44601
(330) 823-9080
Canton Exc. (330) 455-8235
FAX (330) 823-1070

DATE 3-25-03

SUBJECT Shareholder Proposal - Proxy Materials

TO Theresa Friesen Gill Linder
Corporate Secretary
Consumers Bancorp INC.
P.O. Box 256
Minerva OH 44657

Enclosed is a proposal I submit as a Shareholder of Consumers Bancorp Inc for the 2003-04 Proxy Materials. Please acknowledge in writing this proposal will be put to a vote of the Shareholders

Please Copy Laurie McClellan. Chairman

SIGNED



SHAREHOLDER PROPOSAL: Resolved: that Directors of Consumers Bancorp Inc. and/or Consumers National Bank or other subsidiaries who are employees of the Company not be compensated for service on the Board or its Committees.

Discussion: In review of the proxy materials of well governed public companies, shareholders of Consumers Bancorp Inc. will note statements such as the following:

1. Citibank - A Bank Holding Company

   Directors who are employees of Citigroup or its subsidiaries do not receive any compensation for their services as directors. Directors who are not employees of Citigroup or any of its subsidiaries or affiliates may not enter into any consulting arrangements with Citigroup.

2. The Timken Company does not compensate employees of the Company for their service as Directors.

The reason for these policies is clear. Employees of the Company are already compensated for their full time efforts on behalf of the Company. Past proxies of Consumers Bancorp Inc. reveal that four Directors who are also officers of the Company or its subsidiaries Laurie McClellan, Mark Kelly, Victor Hanna and Walter Young have as a group annually been paid more than $50,000.00 for being Directors and members of Directors Committees. This is in addition to their very substantial compensation as Officers. Such double dipping is wasteful, self serving and contrary to the spirit of a well governed company.


JOHN O. MORRIS
JT OWNER - 300 Shares
Held by McDonald + Co.
CUSTODIAN

Attorney at Law
P.O. Box 2566
ALLIANCE, OHIO 44601
(330) 823-9080
Canton Exc. (330) 455-8235
FAX (330) 823-1070

DATE 3-25-03

TO Theresa Friesen Gill Linder
Corporate Secretary
Consumers Bancorp INC.
P.O. Box 256
Minerva OH 44657

SUBJECT Shareholder Proposal - Proxy Materials

Enclosed is a proposal I submit as a Shareholder of Consumers Bancorp Inc for the 2003-04 Proxy Materials. Please acknowledge in writing this proposal will be put to a vote of the Shareholders

Please Copy Laurie McClellan. Chairman

SIGNED 

FOLD AT (→) TO FIT 2/VIEW ENVELOPE # EW9DW

SHAREHOLDER PROPOSAL: Resolved: that Directors of Consumers Bancorp Inc. and/or Consumers National Bank or other subsidiaries who are employees of the Company not be compensated for service on the Board or its Committees.

Discussion: In review of the proxy materials of well governed public companies, shareholders of Consumers Bancorp Inc. will note statements such as the following:

1. Citibank - A Bank Holding Company

   Directors who are employees of Citigroup or its subsidiaries do not receive any compensation for their services as directors. Directors who are not employees of Citigroup or any of its subsidiaries or affiliates may not enter into any consulting arrangements with Citigroup.

2. The Timken Company does not compensate employees of the Company for their service as Directors.

The reason for these policies is clear. Employees of the Company are already compensated for their full time efforts on behalf of the Company. Past proxies of Consumers Bancorp Inc. reveal that four Directors who are also officers of the Company or its subsidiaries Laurie McClellan, Mark Kelly, Victor Hanna and Walter Young have as a group annually been paid more than $50,000.00 for being Directors and members of Directors Committees. This is in addition to their very substantial compensation as Officers. Such double dipping is wasteful, self serving and contrary to the spirit of a well governed company.


JOHN O. MORRIS
JT OWNER - 300 Shares
Held by McDonald + Co.
CUSTODIAN

EXHIBIT B

CONSUMERS BANCORP, INC.
BOARD OF DIRECTORS
MAY 14 , 2003

The Board of Directors of Consumers Bancorp, Inc. met on Wednesday, May 14, 2003, following the Consumers National Bank regular Board of Directors meeting. Directors present were Furey, Hanna, Johnson, Kelly, Kiko, Kishman, McClellan, Muckley, Unkefer, and Young.

Following discussion at the Bancorp level, Mr. Furey made a motion to eliminate compensation to directors who are also employees of Consumers National Bank (those considered as "inside directors") for Board meetings and Committee meetings of Consumers Bancorp, Inc. as of June 1, 2003. The motion was seconded by Mr. Kiko. Upon a call, the motion carried.

CONSUMERS NATIONAL BANK
BOARD OF DIRECTORS
MAY 14 , 2003

The Board of Directors of Consumers National Bank met on Wednesday, May 14, 2003, for the regularly scheduled Board meeting. Directors present were Furey, Hanna, Johnson, Kelly, Kishman, McClellan, Muckley, Unkefer, and Young. (*Note: Mr. Kiko arrived later in the meeting.)

Following discussion, Mr. Furey made a motion to eliminate compensation to directors who are also employees of Consumers National Bank (inside directors) for Board meetings and Committee meetings as of June 1, 2003. Mr. Kiko seconded the motion, and upon a call, the motion carried.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

August 11, 2003

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Consumers Bancorp, Inc.
Incoming letter dated June 19, 2003

The proposal requires that "Directors of Consumers Bancorp Inc. and/or Consumers National Bank or other subsidiaries who are employees of the Company not be compensated for service on the Board of its Committees."

There appears to be some basis for your view that Consumers Bancorp may exclude the proposal under rule 14a-8(i)(10). In this regard, we note specifically Consumers Bancorp's representation that the Board of Directors' May 14, 2003 resolution "eliminated all compensation for director services to any and all directors who are employees of Consumers National Bank, effective as of June 1, 2003." Accordingly, we will not recommend enforcement action to the Commission if Consumers Bancorp omits the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,



Grace K. Lee
Special Counsel